July 25, 2008

BY EDGAR
Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Solar & Clean Energy Solutions, Inc.
Amendment No. 2 to Amendment No. 1 to S-1, filed June 25, 2008
File No. 333-150233
Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2007, filed April 10, 2008 File No. 0-12561

Dear Ms. Hardy:

Reference is made to your comment letter, dated July 10, 2008, to our client, China Solar & Clean Energy Solutions. Inc., f/k/a Deli Solar (USA), Inc. (the “Company”), relating to the subject registration statement and annual report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.
You disclose on page F-80 that you obtained valuations from an independent appraiser. Please identify each expert referred to and provide its consent as an exhibit to the registration statement. Refer to Rule 436 of Regulation C under the Securities Act.

Response: We have revised the pro forma financial statements to remove reference to an independent appraiser.

Results of Operations, page 34

2.
You present sales and operating income amounts which exclude the impact of the acquisition of Tianjin Huaneng Group Energy Equipment Co., Ltd. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

Response: The sales and operating income amounts related to the acquisition of Tianjin Huaneng Group Energy Equipment Co., Ltd are separately stated under Heat Pipe Related Products as this is now a separate product line of the company. We believe that presenting the operating results of this product line separately from other product lines results in greater clarity on the reasons for changes in operating results. In reference to the non-GAAP measures, we revised the disclosure to indicate that the results of the two product lines were separately shown to indicate the business reasons for the change in sales and operating results for the periods presented.

3.
Given that the February 2008 private placement is included in your historical balance sheet as of March 31, 2008 and you are only required to provide a pro forma balance sheet as of March 31, 2008, please remove the pro forma balance sheet as of December 31, 2007. Refer to Rule 11-02(c)(1) of Regulation S-X.

Response: We have removed the pro forma balance sheet as of December 31, 2007.

4.
Please do not present separate pro forma financial statements for each acquisition. You should reflect both acquisitions in the same pro forma financial statements. Please present each acquisition in a separate column within these financial statements.

Response: We have revised the pro forma financial statements to reflect both acquisitions in a separate column within the same pro forma financial statements.

Note 5. Stockholders' Equity, Warrants Issued to Placement Agent, page F-8

5.
We note your response to prior comment 41. Please disclose any changes that could be made to the terms of the warrants issued, including any changes to the exercise price or number of shares to be issued. Your response states that in the event of a fundamental transaction the holder of the warrant will be entitled to receive what he would be entitled to receive had he exercised the warrant in full immediately prior to the fundamental transaction. In a similar manner to your response, please disclose the nature of fundamental transactions as well as what changes could occur to the terms. Given that it appears that these warrants would be settled in your stock, it is unclear how you determined that you do not need to give consideration to EITF 00-19.

Response: We have disclosed in Note 5 of the financial statement the terms of the warrants issued and the nature of the fundamental transactions. In addition, we have considered the applicability of EITF 00-19 and determined that the classification of warrants in permanent equity is appropriate.

Note 6. Income Taxes, page F-9

6.
You disclose that the effective income tax rate for the three months ended March 31, 2008 and March 31, 2007 were both 15%. Please disclose why there is no income tax expense recorded on your statements of income for the three months ended March 31, 2007.

Response: We have revise footnote 6 to disclose the Company’s effective income tax rates for the three months ended March 31, 2008 and 2007 of 15% and 0%, respectively, due to an exemption from enterprise income tax provided by the PRC taxing authority for the three months ended March 31, 2007. For this reason there is no income tax expense recorded on our statement of income for the three months ended March 31, 2007.

Note 7. Segment Reporting, Geographical Information, page F-10

7.
The financial statements for the year ended December 31, 2007 included amounts associated with other segments. These other segments are not presented in the financial statements for the three months ended March 31, 2008. Please disclose what led to the change in presentation. Refer to paragraph 34 of SFAS 131.

Response: There was no change in presentation during the three months ended March 31, 2008. We have revised Note 7 of the financial statements to disclose that there was no activity in “other segment” business for the three months ended March 31, 2008.

8.	Please disclose the types of amounts included in unallocated assets. Please disclose why these amounts were not allocated to the other reportable segments

Response: We have revised Note 7 of the financial statements to change the description from unallocated assets to corporate assets and to disclose the type of items included in corporate assets as of March 31, 2008, which refers mainly to proceeds from the February 2008 private placement. As of March 31, 2008 that item had not yet been allocated to other reportable segments.

Report of Independent Registered Public Accounting Firm, page F-15

9.
The date of the report from Cordovano and Honeck LLP is March 28, 2008, except for note 2 which is dated June 20, 2008. It is not clear which part of note 2 the firm is referring to in its report. Please arrange with it to clarify.

Response: Cordovano and Honeck LLP has revised its report to clarify which part of note 2 the firm is referring to in its report as dated June 20, 2008.

Consolidated Statements of Income, page F-17

10.
We note your response to prior comments 35 and 36. Given the revisions made to your diluted earnings per share amounts for the year ended December 31, 2007, please advise how you determined that it was not appropriate to reflect this change as a restatement to your financial statements and correspondingly do the following in an amendment to your Form 10-KSB:

•	Provide an explanatory paragraph in the reissued audit opinion.

•	Provide full compliance with paragraph 26 of SFAS 154.

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data.

•	Provide updated Item 8A. disclosures which should include the following:

o	A discussion of the restatement and the facts and circumstances surrounding it.

o	How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures

o	Changes to internal controls over financial reporting.

o	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-B.

•	Include all updated certifications.

Response: The Company understated diluted EPS by nine cents due to an error in calculation. The Company initially reported diluted EPS at 14 cents in its annual report (April 10, 2008) and later revised the diluted EPS to 23 cents in its Form S-1/A registration statement (June 25, 2008).

The Company and its auditor reviewed the understatement of diluted EPS and concluded that it was inappropriate to reflect this understatement as a financial statement restatement as the revision was determined to be immaterial to investors. The Company and its auditor assessed the materiality of the diluted EPS revision in accordance with the guidance provided in Staff Accounting Bulletin (SAB) 99, materiality. The Company evaluated the error on the basis of both quantitative and qualitative factors as required by SAB 99 and FASB, Statement of Financial Accounting Concepts No. 2. Qualitative Characteristics of Accounting Information.

Quantitative measures evaluation

The Company considered the percentage change (64%) to the diluted EPS as well as the absolute change (nine cents) to the diluted EPS and concluded that both measures were material to historical diluted EPS:

Quarter ended	Diluted EPS	Amount of error	% change
3/31/2005	$0.02	$0.09	450%
6/30/2005	$0.05	$0.09	180%
9/30/2005	$0.16	$0.09	56%
12/31/2005	$0.17	$0.09	53%
3/31/2006	$0.03	$0.09	300%
6/30/2006	$0.06	$0.09	150%
9/30/2006	$0.13	$0.09	69%
12/31/2006	$0.18	$0.09	50%
3/31/2007	$0.04	$0.09	225%
6/30/2007	$0.14	$0.09	64%
9/30/2007	$0.20	$0.09	45%
12/31/2007	$0.14	$0.09	64%

Qualitative measures evaluation

The Company then undertook to evaluate the effect of qualitative factors, such as relevance, in determining the significance of the revision of diluted EPS to investors. The Company assumed that “the purpose of presenting both basic and diluted EPS in financial statements is to inform financial statement users of situations that will likely occur (Basic EPS) and to provide “worst case” dilutive situations (Dilutive EPS)”1 . The Company has concluded that its revision to diluted EPS might not be relevant to investor’s decision-making, as it represents a hypothetical situation.

1 Intermediate Accounting-Twelfth Edition- Keiso, Weygandt, Warfield -page 797

Additionally, the Company evaluated the diluted EPS revision against criteria established in SFAS No. 16 Prior Period Adjustments and noted that the revision did not result in an adjustment to the beginning balance of retained earnings (earnings restatement).

Furthermore, the Company noted that a revision to diluted EPS is not considered an “accounting-error type,” per researchers T. Baldwin and D. Yoo, in their 2005 study of restatements2 .

The Company then undertook a daily stock-price review to assess the stock market reaction to its revision of diluted EPS, which is summarized in the table below. The Company selected comparable ten-day periods in which to evaluate the impact of the initial erroneous diluted EPS calculation and a ten-day period to evaluate the impact of the revised diluted EPS on its closing stock prices:

	Erroneous Diluted EPS			Revised Diluted EPS
No. of		Closing			Closing
Business		Stock	Net		Stock	Net
Days		Price	Change		Price	Change
	4/10/2008	$3.87		6/25/2008	$2.67
1 day	4/11/2008	$3.81	$(0.06)	6/26/2008	$2.50	$(0.17)
4 days	4/14/2008	$3.79	$(0.02)	7/1/2008	$2.40	$(0.10)
10 days	4/21/2008	$3.70	$(0.09)	7/3/2008	$2.33	$(0.07)

In reviewing the results of the daily stock-price analysis, the Company concluded that its quoted stock price did not fluctuate abnormally after the revised diluted EPS was published. The Company then concluded that evaluation of the error on the basis of stock price was not a meaningful measurement, as it could not detect any effect of the revision on its stock price.

The Company next evaluated additional qualitative measures to determine if the revision was material:

▪	The Company noted that the revision was the result of an error in a precise measurement and not from an estimate; as such, there was no degree of imprecision inherent in the misstatement;

▪	The Company noted that the revision did nor affect its compliance with regulatory requirements;

▪	The revision did not mask a change in diluted EPS trends. The Company’s diluted EPS ranged from $.02 to $.20 for the last 12 quarters ( 2005-2007); the adjustment did not mask that trend;

▪
The misstatement was not a result of the Company's attempt to hide a failure to meet analysts' consensus expectations. Additionally, reporting the revised diluted EPS in the amended Form 10-K or Form S-1 was not an attempt by management to meet or exceed expectations;

1 Restatements-Traversing Shaky Ground, Trend Alert, Glass Lewis & Co. (June 2, 2005) page 8

▪
The Company noted that the revision would not have changed the Company's diluted EPS to a loss in 2007 nor did the revision impact the trend of diluted earnings for the full years ended December 31, 2006 or 2007; and

▪	The Company noted that the revision did not affect the Company’s compliance with loan covenants or other contractual requirements.

After considering the facts, the Company concluded that the revision to diluted EPS did not have a material impact on the decision-making of investors and therefore, did not rise to the level of a restatement.

Statements of Cash Flows,_page F-18

11.
We note your response to prior comment 26. The additional disclosure you provided states that you repaid Mr. Deli Du $22,528 during the year ended December 31, 2007. Please advise how this repayment is reflected on your statement of cash flows. It also appears that there is a related party receivable for which there are no disclosures provided pursuant to paragraph 2 of SFAS 57. Please provide the necessary disclosures

Response: We have revised the statement of cash flow to reflect amounts repaid to Mr. Deli Du in the amount of $22,528 under cash flow from financing activities. In addition, we have provided disclosures on Note 5 related to related party receivables pursuant to paragraph 2 of SFAS 57.

Note 2. Summary of Significant Accounting Policies, page F-21

General

12.	We note your response to prior comment 29. Please address the following:

•
Please describe the nature of distribution and transportation expenses and disclose why these expenses would not also be considered to be shipping and handling expenses and reported in the cost of revenue line item.

•
Your response states that no installation and replacements are included in selling and distribution expenses. Your disclosure on page 35 continues to imply that installation and replacements are included in selling expenses. Please revise as necessary.

Response: We have revised our accounting policy disclosure to clarify that the nature of distribution and transportation expenses include outbound shipping and handling costs related to the sale of our products and are included in selling expenses. It is our Company’s accounting policy to differentiate outbound shipping costs from inbound shipping costs. Inbound shipping costs are capitalized in inventory and charged to costs of sales at the time revenue is recognized. In accordance with paragraph 6 of EITF 00-10, we also have revised the financial statement disclosure to disclose the amount and the income statement line item in which outbound shipping and handling costs were recorded since they were not included in cost of revenue line item

We have revised page 35 and 39 to remove reference to “such as expenses for installation and replacement”.

Product Warranty, page F-25

13.
We note your response to prior comment 30. You state that warranty services on the products manufactured by Deli Solar (Bazhou) are performed by independent sales agents and distributors in exchange for a 1% - 2% discount off of the purchase price of your products. Please disclose how you reflect this 1% - 2% on your statements of income and your basis for this presentation.

Response: We have revised our disclosure to clarify that no discount is provided to independent sales agents and distributors unless and until warranty services are provided to the Company. Additionally, the Company has not experienced any material returns and therefore has not provided any discount to independent sales agents and distributors for warranty services.

Acquisition, page F-27

14.
You state that the purchase price allocation was finalized in June 2008 which resulted in no adjustment to the fair value of the assets acquired and liabilities assumed. In addition, you recorded goodwill of $1,708,665, which represents approximately 69% of the total purchase price. Please help us understand what consideration you gave as to whether any additional intangible assets needed to be recognized as an asset apart of goodwill pursuant to paragraph 39 of SFAS 141. Please also refer to the examples provided in paragraph A 14 of SFAS 141.

Response: Management conducted the fair value evaluation of assets acquired and liabilities assumed in the acquisition of Tianjin Huaneng. In the course of their evaluation they considered other intangible assets in addition to goodwill, including those set forth in paragraph A14 of SFAS 141 and they noted the following:

Management of the Company did consider whether any customer-related assets existed.  The turnover rate of the Tianjin Huaneng customers was very high, the average sale per customer was low and there has been a history of high customer churn.  In addition, the cost of acquiring new customers is very low and many customers purchase from multiple suppliers.  Accordingly, in the view of management the value of the existing customer relationships and customer list was nominal.

With regards to the intellectual property acquired, the products sold by Tianjin Huaneng are commodity-like in nature and are built from readily available off-the-shelf components.   The product designs and engineering diagrams are based on industry standards.  Given the non-proprietary nature of the products sold, management is of the view the fair value of the existing intellectual property was nominal.

The Company has no trademarks in place and the brand was not well known outside a limited geographical area.  Given the commodity-like nature of the products, it was deemed that the brand had nominal value and the products could and likely would be rebranded with no impact on earnings.

No management contracts were entered into as part of the acquisition.

Overall in the view of management, the "goodwill" represented the assembled workforce and the synergies that could be expected to result from the acquisition of the company.  Synergies are expected to account for a significant improvement in the Company's results and those of China Solar.  Specifically, synergies were expected to result from:

•	Increased production capacity to meet the requirements of China Solar's existing customer demands;

•	Reduced cost of sales resulting from increased purchasing from common suppliers;

•	Ability to improve results of the Company given the addition of China Solar management and techniques (to remove operational efficiencies); and

•	Overall gains arising from the combined fit of the company's operations with China Solar's long-term goals.

15.
Given that it appears that approximately 10% of the historical assets acquired represent fixed assets, please further advise how you determined that no fair value adjustments needed to be made. Your explanation should include a description of the types of assets acquired.

Response: At the time we finalized the purchase price allocation for the acquisition of Tianjin, we deemed the fixed assets book value to equal its fair value, since it was mostly comprised of non-appreciating assets such as machinery and plant equipment, with the exception of a building in Tianjin’s books.  However, the building’s appraised value in December 2006 was $695,000, or approximately $270,000 more than its book value.

Management believes that there was no significant change in the building’s fair value from December 2006 through July 1, 2007, the date of acquisition.  The Company’s share of the increase in fair value is 51% or approximately $140,000, which was deemed to be immaterial in relation to the total assets acquired of $7.3M (1.8%) and to the total assets reflected in the consolidated financial statements of $30M (.0045%) as of December 31, 2007.

The Company plans to record the fair value adjustment in Q3 of 2008.

Pro Forma Condensed Financial Information of Tianjin Huaneng Group Energy Equipment Co., page F-77

General

16.
Please include cross references between the adjustments on the face of the pro forma financial statements and the notes to the pro forma financial statements which describe the nature of each adjustment and how it was computed.

Response: We have revised the proforma financial statements to include cross reference between adjustments on the face and on the notes of the pro forma financial statements at F-111 to F-116.

Basic and Diluted Net Income Per Share Calculation, page F-81

17.	Please disclose how you determined that the convertible preferred stock was anti-dilutive for purposes of calculating pro forma diluted net income per share.

Response: After combining the pro forma financial information in accordance with comment 4 of this letter, we determined that there were no anti-dilutive securities in calculating diluted net income per share. Thus the convertible preferred was dilutive and was thus considered in calculating diluted earnings per shares. The calculation of pro forma basic and diluted net income per share is included in the notes to the pro forma financial information

18.	Please disclose what consideration was given to the warrants issued in connection with the February 2008 private placement in your determination of pro forma net income per share amounts.

Response: We have revised the pro forma net income to include the warrants issued in connection with February 2008 private placement in our determination of pro forma net income per share amounts. This can be found on F-116, which was previously F- 81.

Pro Forma Financial Information of Shenzen Pengsangpu Solar Industrial Products Corporation, page F-115

19.
We note your response to prior comment 48. Please disclose here and in your historical financial statements when you expect the purchase price allocation for Shenzen PengSangPu Solar Industrial Products Corporation significant acquisition to be finalized.

Response: The allocation was finalized on June 30, 2008. We have revised the pro formas and the historical financial statements to include the final purchase price allocation.

20.
Your disclosures on page F-11 indicate that the purchase price consideration for Shenzen Pengsangpu Solar Industrial Products Corporation included shares of common stock as well as warrants. Please disclose what consideration was given to the shares and warrants in your determination of pro forma net income per share amounts.

Response: Note 8 on F-13 as revised now reflects in the computation Shenzhen Pengsangpu’s common stock and warrants.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note A, page F-122

21.	Please disclose why you are also reflecting the warrants issued as part of the purchase price consideration in common stock.

Response: We have revised the pro forma adjustment to exclude the warrants from the pro forma combined common stock and accordingly adjusted additional paid in capital.

22.
In absence of a final valuation, you have made a preliminary allocation of the excess of the purchase price over the net assets to goodwill. On page F-39, you disclose that in addition to the payment of the cash purchase price under the complementary agreement the parties agreed to an appraisal value of RMB 20 million of SZPSP's intangible assets. In light of this it would appear that additional intangible assets would need to be recognized as an asset apart of goodwill pursuant to paragraph 39 of SFAS 141. Please advise or revise as necessary. Please refer to the examples provided in paragraph AN of SFAS 141.

Response: Management finalized its purchase price report on June 30, 2008 and identified intangibles assets acquired to include customer relationships, existing intellectual property and in process research and development. We have revised our disclosure to reflect the adjusted purchase price allocation.

23.
Given that it appears approximately 39% of the historical assets acquired represent fixed assets, please disclose how you determined that no fair value adjustments needed to be made. Your explanation should include a description of the types of assets acquired.

Response: Management conducted an assessment of the Shenzhen Pengsangpu’s fixed assets and it was determined that the book value of the assets represents the fair value of the assets, since the assets comprised of non-appreciating assets such as plant machinery and equipment, motor vehicles and leasehold improvement therefore there was no fair value adjustment made.

Exhibit 23.2

24.
Please make arrangements to have Cordovano and Honeck LLP revise its consent to ensure that the report dates are consistent between the consent and the report provided on page F-15. Specifically, the firm has dual-dated its report, but the consent provided only refers to the first date.

Response: Cordovano and Honeck LLP has revised its consent as above.

December 31, 2007 10-KSB and March 31, 2008 10-Q/A
General

25.	Please address the comments above in future filings, as applicable.

Response: We will address the above comments in future filings, as applicable.

If you have any questions regarding any of the foregoing please do not hesitate to contact Mark Cawley or Darren Ofsink at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink